VOCE CAPITAL ISSUES DETAILED PRESENTATION DEMONSTRATING HOW ARGO’S BOARD COULD UNLOCK SUBSTANTIAL SHAREHOLDER VALUE

Publishes In-Depth Roadmap for the Board to Improve Argo’s ROE by Nearly 800 basis points

Includes ‘Starter Kit’ of Immediate Actions the Board Could Take to Drive Value Creation and Instill Culture of Accountability at Company

Provides Further Evidence of Argo’s Attempts to Mislead Shareholders in Connection with the New York City Luxury Duplex Penthouse it Provides for CEO

Time is Now to Reverse Self-Indulgent Culture of Entrenchment, Commingling of Personal and Business Activities and Disregard for Shareholder Interests

Vote on the BLUE proxy card FOR Voce’s Highly-Qualified Nominees and FOR Its Proposals

San Francisco, CA (May 1, 2019) – Voce Capital Management LLC (“Voce”), the beneficial owner of approximately 5.6% of the shares of Argo Group International Holdings, Ltd. (NYSE: ARGO) (“Argo” or the “Company”), today issued a detailed presentation, “Righting the Ship,” which outlines a specific, actionable plan which Argo’s Board could pursue to unlock substantial shareholder value creation at the Company through a series of immediate expense reductions, compensation reforms, capital allocation improvements, portfolio rationalizations and sweeping corporate governance enhancements.

Voce’s full presentation is available at www.Argo-SOS.com.

Important highlights include the following:

Argo Has Significant Opportunities to Boost its Substandard Return on Equity:

▪	Historically, Argo has failed to cover its cost of capital – meaning it is destroying shareholder value. In Voce’s view, expense reductions alone can allow Argo to earn a double digit return on equity (“ROE”) – significantly higher than its 10-year average ROE of 5.7%.
▪	A thorough review of Argo’s capital allocation and portfolio of businesses is also required, including a potential divestiture of its international business, exit of underperforming lines and potential capital return.

▪	Voce’s analysis suggests 110 bps of ROE opportunity from enhanced capital allocation and 220 bps from portfolio rationalization.
▪	Adding capital allocation and potential sale of the international business would allow Argo to achieve an ROE of over 13%.
▪	If acted upon by the Board, Voce’s ideas could result in a pro forma ROE as high as 13.5% which could result in a share price approximately 75-90% above its unaffected stock price on February 1, 2019, prior to Voce’s involvement.

The Company Must Pursue Immediate, Substantial Expense Reductions:

▪	Voce offers a blueprint for immediate, substantial expense reductions of $100 million that would boost Argo’s ROE by 460 bps.
▪	Normalizing Argo’s OUE to that of its peer average implies a $100 million expense opportunity (half of which Voce has already identified).
▪	Argo’s corporate and other underwriting expenses substantially exceed peers and its purported expense reductions are illusory. Voce believes the Company has simply transferred costs from its underwriting business and buried them in its investment portfolio.
▪	Since 2014, invested assets have grown at 4% annually, while investment expenses have grown at 25% annually.
▪	Reducing Argo’s investment expenses in line with peers would yield $16 million in savings.
▪	$20 million in additional cost savings could be achieved by reigning in corporate expenses, including corporate aircraft and housing, vanity sponsorships and CEO compensation.

Argo Desperately Needs a Culture of Respect, not Disdain, for Shareholders:

▪	Argo’s handling of Voce’s questions about a potential penthouse apartment where CEO Mark E. Watson III lives while in New York City demonstrates the Company’s disregard for shareholders and lack of respect for honesty when engaging with investors.
▪	Argo initially insisted that “The Company did not build, nor have we ever had, a penthouse apartment above our New York offices.” (emphasis added).
▪	As has now been independently verified and publicly reported by a news outlet, Argo does indeed own a duplex “glass penthouse apartment” in New York City – it’s just that it is located a mere six blocks away from Argo’s Meatpacking District offices, at 177 Ninth Avenue, Penthouse E, New York City, 10011.[1]
▪	The penthouse was purchased for $5.795 million in 2016, which corresponds to the initiation of Argo’s disclosure regarding unreimbursed personal use of New York housing that began with its 2017 Proxy Statement regarding the 2016 period. Voce has also independently confirmed that it is used as Mr. Watson’s home when in New York City.

1 “Argo corporate housing policy in the spotlight as NY penthouse revealed,” The Insurance Insider, April 30, 2019 (Link)

▪	The penthouse is in the Chelsea Enclave development, “an urban oasis in the heart of Chelsea neighborhood with luxury apartments that share an enclosed garden with the General Theological Seminary.”[2] The opulent duplex, with its “open views and beaming light from the continuous walls of glass pull you from the entry through to the large living room and dining room and out onto the 41 foot long terrace.”[3] The original 2016 property listing, including photographs, is available on www.Argo-SOS.com
▪	The property was purchased by the same Argo subsidiary, AGI Properties, Inc. that bought the three luxury corporate apartments in Miami that Voce first uncovered in its April 24th press release.[4]

Argo’s Shockingly Deficient Corporate Governance Must be Revitalized:

▪	Argo’s Board has, in Voce’s view, abjectly failed to adequately oversee CEO Watson and rein in his rampant use of corporate resources to fund his personal pursuits, from fine art, to architecture, to race cars, to yachting.
▪	In its presentation, Voce outlines how Argo’s G-5 corporate jet is used frequently for personal reasons – such as a Watson family Christmas holiday vacation to India in 2017, which the presentation outlines by matching flight logs to Mr. Watson’s hyperactive social media presence, including time and geo-stamped family photos he posted on Twitter.
▪	Voce believes a top-to-bottom investigation of Argo’s corporate governance practices is urgently required. This should take the form of an immediate investigation into expenses, compensation and corporate perquisites by a credible external law firm and overseen by a special committee of independent Directors.
▪	In Voce’s view, Argo’s Board suffers from docile, over-tenured directors who lack independence and whose interests are not aligned with those of all shareholders.
▪	The reconstitution of the Board and all committees and removal and replacement of the “Big 5” legacy directors – with nearly 20 years’ average tenure – is urgently required.
▪	Argo’s flawed excessive executive compensation structure must be reformed, and the Board’s stale and ineffective Compensation Committee reconstituted.

Argo’s TSR – The Reality Behind the Numbers:

▪	Despite Argo’s attempts to deflect criticism by touting its total shareholder return (“TSR”), the Company’s TSR is not materially different from that of its peers. Even after its recent stock appreciation, Argo still trades near the bottom of its peer set because its ROE is also near the bottom. As a result, Argo’s historical discount to the multiple of its peers is persistent and ongoing.
▪	More than 100% of Argo’s recent stock returns have come from expansion of its P/BV multiple, while actual book value per share has shrunk over that period of time.
▪	Most of Argo’s P/BV expansion is due to speculation of M&A and Voce’s involvement (the stock has gained 18% since Voce’s 13D filing on February 4, 2019).

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2 “Chelsea Enclave,” Condopedia.com (Link)

3 “177 Ninth Avenue, Chelsea,” Stribling.com property listing 14295344 (Link)

4 “Voce Capital Addresses Argo’s Attempted Justifications for Misuse of Corporate Assets,” April 24, 2019 (Link)

Voce issued the following statement in connection with the release of “Righting the Ship”:

“As our presentation makes clear, there are abundant opportunities to drive real value creation for all Argo shareholders – especially through improving the Company’s poor ROE and reducing its expenses. Change is needed now to achieve these goals.

We believe the five highly-qualified, fully-independent director candidates we have nominated for election to Argo’s Board – Bernard C. Bailey, Charles H. Dangelo, Admiral Kathleen M. Dussault, Carol A. McFate and Nicholas C. Walsh – will restore accountability, independence and integrity to the Company and drive substantial shareholder value creation.

Unfortunately, as should be evident from the weeks of public discourse and patent acts of entrenchment, Argo’s Board and leadership is plagued by a pervasive culture of disdain for shareholders, disregard for norms of basic corporate governance and a willingness to tolerate the hijacking of corporate resources for the CEO’s pursuit of private interests.

The case of Argo’s mysterious New York City luxury duplex penthouse perfectly illustrates this. Argo should be ashamed of itself for issuing such a sanctimonious and carefully hedged initial denial of the penthouse’s existence given it now concedes, after all, that it does own a swanky glass penthouse in New York. The point all along was not the location of such corporate housing but rather its existence. While Argo publicly stated multiple times that there was no penthouse above its New York offices, it neglected to tell shareholders that it does own a penthouse apartment, within walking distance. This type of behavior demonstrates a fundamental level of dishonesty.

We look forward to continuing to make our case to Argo shareholders in the coming weeks as we approach this year’s Annual Meeting.”

The 2019 Annual Meeting is scheduled to be held on May 24, 2019. Voce urges its fellow shareholders to vote on the Blue proxy card FOR its highly-qualified nominees and FOR its proposals. For more information, investors can visit www.Argo-SOS.com.

About Voce Capital Management LLC

Voce Capital Management LLC is a fundamental value-oriented, research-driven investment adviser founded in 2011 by J. Daniel Plants. The San Francisco-based firm is 100% employee-owned.

 Additional Information and Where to Find It

Voce Catalyst Partners LP, Voce Capital Management LLC, Voce Capital LLC, and J. Daniel Plants, (collectively, the “Participants”) filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and accompanying form of proxy on April 12, 2019 to be used in connection with the solicitation of proxies from the members of Argo Group International Holdings, Ltd. (the “Company”). All members of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants when they become available, as they will contain important information, including additional information related to the Participants and information about the Participants' director nominees. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company’s stockholders and are, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/.

Cautionary Statement Regarding Forward-Looking Statements

All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are "forward-looking statements," which are not guarantees of future performance or results, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements.  The projected results and statements contained in this press release that are not historical facts are based on current expectations, speak only as of the date of this press release and involve risks that may cause the actual results to be materially different.   In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information should not be regarded as a representation as to future results.  Voce disclaims any obligation to update the information herein and reserves the right to change any of its opinions expressed herein at any time as it deems appropriate.  Voce has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties.

Investor Contact:

Okapi Partners LLC

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(212) 297-0720 or Toll-free (877) 259-6290

info@okapipartners.com

Media Contact:

Sloane & Company

Dan Zacchei / Joe Germani

(212) 486-9500

dzacchei@sloanepr.com / jgermani@sloanepr.com